

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

Via Email
Wang Youngsheng
President
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi Province
China
A-28, Van Metropolis, # 25 Tangyan Road
Xi'an, Shaanxi, PRC 710064

> **Re:** **China Du Kang Co., Ltd.**
> **Amendment No. 8 to Form 10**
> **Filed October 4, 2011**
> **File No. 000-53833**
> **Amendment No. 1 to Form 10-K For Fiscal Year Ended**
> **December 31, 2010**
> **Amended September 30, 2011**

Dear Mr. Youngsheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10/A, Filed October 4, 2011

General

1. The Form 10 should present the information as of the date filed. To the extent you update information, as you have in the MD&A and Related Parties Sections, you should not remove the information for prior periods. Please add back the prior period information that was included in the initial Form 10.

Item 7 Certain Relationships and related Transactions, and Director Independence, page 36

2. We partially reissue comment three from our letter dated April 29, 2011. Please provide the disclosure required by Item 404(d) of Regulation S-K for your transactions with related parties, including your sales to related parties. In addition, please revise this section to discuss the loans provided to third parties, in addition to the discussion already included of the loans from third parties. In addition, we note your statement in Note 13 on page 80 that the prices charged for sales to related parties is different from the prices used in sales to third parties. In this regard we note that related party sales constituted $672,220 of your $1,213,073 in revenues for the six months ended June 30, 2011. Please revise to address this in qualitative and quantitative terms both here and elsewhere as appropriate or advise why such disclosure is unnecessary.

Exhibits

3. We note your response to prior comment five from our letter dated April 29, 2011. However, you do not appear to have provided a revised exhibit index. Please amend your Form 10 to provide an index listing the exhibits filed pursuant to Item 601 of Regulation S-K.

4. Please file exhibits 10.45 and 10.56 in their entirety.

Signatures

5. Please provide the required signature.

Form 10-K/A for Fiscal Year Ended December 31, 2010

6. We note your response to comment 10 in our letter dated April 29, 2011 and we reissue our comment. It continues to appear that you have combined your assessment of disclosure controls and procedures with your report on internal control over financial reporting. Please note that these are separate assessments and disclosures under Item 307 and 308 accordingly. With regard to your Item 308 disclosure, please further amend your Form 10-K/A to provide the following information:

- A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the company;
- A statement identifying the framework used by management to evaluate the effectiveness of the company's internal control over financial reporting as required by paragraph (c) of Rule 13a-15 or Rule 15d-15 under the Exchange Act; and
- Management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in your internal control

over financial reporting identified by management. Your current disclosure discusses "deficiencies" but does not state that these deficiencies are material weaknesses. Please note that management is not permitted to conclude that the company's internal control over financial reporting is effective if there are one or more material weaknesses in the company's internal control over financial reporting.

7.   We note your response to comment 11 in our letter dated April 29, 2011 and we reissue our comment. As noted above, your Item 307 and 308 disclosures have separate disclosure requirements and should be addressed and complied with separately. With regard to your Item 307 disclosure, please revise your disclosure to address the following:

- Your current disclosure states that your "internal controls and procedures" are not effective. Item 307 requires you to assess the effectiveness of "disclosure" controls and procedures;"
- You currently disclose an incomplete definition of disclosure controls and procedures. Please revise your disclosure to be consistent with the definition set forth in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act; and
- Please clarify the date at which you assessed your disclosure controls and procedures which should be as of the end of the period covered by the report.

Exhibits

8.   Please provide an exhibits index.

Exhibits 31 and 32

9.   We note your response to comment 13 in our letter dated April 29, 2011 and we reissue our comment. Revise your officer's certifications at exhibits 31.1, 31. 2, 32.1 and 32.2 to ensure that you have stated the correct period for which the certification relates. In this regard, you refer to the quarterly period in your certifications filed as exhibits to your Form 10-K/A. Please revise to ensure that this appropriately states state that each officer has reviewed the annual report.

Signatures

10.   Please amend your Form 10-K to provide the signatures required by the Form.

11.   We reissue prior comment 14. Please amend your Form 10-K to comply with all applicable comments. In this respect your reference to "the effectiveness of the Registration Statement [on] Form 10" is unclear as the Form 10 is effective automatically 60 days after filing.

Form 10-K for Fiscal Year Ended December 31, 2009

12.   We reissue prior comment six from our letter dated April 29, 2011. Please amend your Form 10-K to comply with all applicable comments.

13.   We reissue comment seven of our April 29, 2011 letter. Please include the signature of your principal accounting officer. Please refer to Instruction D(2) to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director